BofA Securities, Inc.

One Bryant Park

New York, New York 10036

As representative of the several underwriters

June 3, 2021

VIA EDGAR

Ms. Abby Adams, Mr. Christopher Edwards

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C., 20549

Re:	Withdrawal of Request for Acceleration of Effective Date

Summit Healthcare Acquisition Corp. (CIK No. 1839185)

Registration Statement on Form S-1 (File No. 333-255722)

Dear Madam/Sir:

On June 1, 2021, we, as the Representative of the several underwriters, filed a letter with the Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-255722) so that it may be declared effective on June 3, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. We hereby withdraw such acceleration request.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: AUTHORIZED SIGNATORY

[Signature Page to Withdrawal of Acceleration Request]